Exhibit 21.1
Subsidiaries of Penn Millers Holding Corporation
     Immediately following the conversion of Penn Millers Mutual Holding Company, Penn Millers Holding Corporation will have the following subsidiaries:
— PMMHC Corp. (formally known as Penn Millers Mutual Holding Company)

— PMHC Corp.

— Penn Software and Technology Services, Inc.

— Eastern Insurance Group

— Penn Millers Insurance Company

— Penn Millers Agency, Inc.

— American Millers Insurance Company